# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Alarum Technologies Ltd., CIK 0001725332
CUSIP: 78643B302
Title of class of securities: Ordinary Shares / American Depositary Shares
Address of issuer's principal executive offices: 30 Haarba'a Street, TEL-AVIV (P.O.BOX 174), TEL-AVIV, Israel (L3), 6473926
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001213900-22-008202
Filed by CIK 0001911881

## Reporting persons
- Yotam Benattia: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 1,613,825; shared voting power 0; sole dispositive power 1,613,825; shared dispositive power 0; aggregate amount beneficially owned 1,613,825 (2.3% of the class)
  Comment: (1) The amounts set forth in this Schedule 13G/A give effect to the ratio of one (1) American Depository Share ("ADS") to ten (10) Ordinary Shares.
  
  (2) Based on 68,931,797 Ordinary Shares (including Ordinary Shares represented by ADSs) outstanding as of November 25, 2024 as reported on the Issuer's registration statement on Form F-3 filed with the Securities and Exchange Commission on November 25, 2024.

## Item 1. Issuer
Name of issuer: Alarum Technologies Ltd.
Address of issuer's principal executive offices: 30 Haarba'a Street, Tel Aviv, Israel 6473926

## Item 2. Person Filing
Name of person filing: Yotam Benattia
Address of principal business office or, if none, residence: 19 Bart Street Tel Aviv, Israel 6910425
Citizenship: Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,613,825
Percent of class: 2.3
Sole power to vote or to direct the vote: 1,613,825
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,613,825
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Yotam Benattia: /s/ Yotam Benattia, Yotam Benattia (01/28/2025)